OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Lime Rock Partners II, L.P. (Last) (First) (Middle)		3/25/03		76-0706348

	c/o Lime Rock Management LP 518 Riverside Avenue (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			NATCO Group Inc. “NTG”		☐	Director	☒	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Westport, CT 06880 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

N/A

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Series B Convertible Preferred Stock		(1)	(1)		Common Stock	(1)		(1)		(3)		(3)

	Common Stock Purchase Warrant		(2)	(2)		Common Stock	(2)		(2)		(3)		(3)

Explanation of Responses:

See Attachment

See Annex A.	April 21, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Attachment

Lime Rock Partners II, L.P. (“Fund”) is making this joint filing on Form 3 on its own behalf and on behalf of:

•	Lime Rock Partners GP II, L.P. (“GP LP”) c/o Lime Rock Management LP 518 Riverside Avenue Westport, CT 06880 IRS number: 76-0706344

•	LRP GP II, Inc. (“GP Inc.”) c/o Lime Rock Management LP 518 Riverside Avenue Westport, CT 06880 IRS number: 76-0706339

Annex A contains the signatures of the Fund, GP LP and GP Inc.

(1)	NATCO Group Inc. (“NATCO”) has issued 15,000 shares of Series B Convertible Preferred Stock to the Fund. Each share of Series B Convertible Preferred Stock can be immediately converted by the Fund into the number of shares of Common Stock of NATCO determined by dividing the “Face Value” of a share of Series B Convertible Preferred Stock by the conversion price. The “Face Value” is currently $1,000 (and is subject to adjustments to reflect accrued dividends not paid when due and stock splits, combinations, reclassifications and similar events). The conversion price is currently $7.805 and is subject to anti-dilution adjustments. Using this formula, the 15,000 shares of Series B Convertible Preferred Stock are currently convertible into 1,921,844 shares of Common Stock. Shareholders converting a share of Series B Convertible Preferred Stock also receive a cash payment equal to the amount of dividends that have accrued since the last semi-annual dividend payment date but have not been paid in cash, whether or not earned or declared.

No expiration date applies to the conversion (although NATCO can redeem the Series A Convertible Preferred Stock on or at any time after March 25, 2008).

On a “Change of Control” of NATCO (as defined in the Certificate of Designations of Series B Convertible Preferred Stock of NATCO Group Inc.) holders of Series B Convertible Preferred Stock may elect to redeem those shares or convert them. If holders do not convert or redeem their shares within a specified period, NATCO may require them to convert their shares. On a conversion in connection with a Change in Control on or before March 25, 2006, holders receive, in addition to the shares of Common Stock or other securities to which they are entitled, a special cash payment.

(2)	The Fund can exercise the Warrants for shares of Common Stock, at any time before they expire on March 25, 2006, at an exercise price equal to $10 per share of Common Stock (subject to anti-dilution adjustments). The Warrants are exercisable for up to 248,800 shares of Common Stock (subject to anti-dilution adjustments).

(3)	The Fund is the direct owner of:

•     the 15,000 shares of Series B Convertible Preferred Stock described in (1) above

•     the Warrants described in (2) above.

GP LP may be deemed to be an indirect beneficial owner of the Common Stock represented by the Series B Convertible Preferred Stock and the Warrants because it is the general partner of the Fund and is entitled to a share of the Fund’s profits.

GP Inc. may be deemed to be an indirect beneficial owner of the Common Stock represented by the Series B Convertible Preferred Stock and the Warrants because it is the general partner of GP LP and is entitled to a share of GP LP’s profits. The filing of this Form 3 on behalf of GP Inc. shall not be deemed an admission that GP Inc. is, for purposes of section 16 of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Form 3.

Annex A to Form 3

LIME ROCK PARTNERS II, L.P.

By:	Lime Rock Partners GP II, L.P., its General Partner

	By:	LRP GP II, Inc., its General Partner

		By:	/s/ Jonathan C. Farber
Jonathan C. Farber Director

LIME ROCK PARTNERS GP II, L.P.

By:	LRP GP II, Inc., its General Partner

	By:	/s/ Jonathan C. Farber
Jonathan C. Farber Director

LRP GP II, INC.

By:	/s/ Jonathan C. Farber
Jonathan C. Farber Director